Peoples Financial Services Corp.

150 N. Washington Ave.

Scranton, PA 18503

January 22, 2024

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Peoples Financial Services Corp.
Registration Statement on Form S-4 (Registration No. 333-275722)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Peoples Financial Services Corp., a Pennsylvania corporation hereby requests that the above referenced Registration Statement on Form S-4 be declared effective at 4 p.m., Eastern Time, on January 24, 2024, or as soon thereafter as is practicable.

Please contact Donald Readlinger of Troutman Pepper Hamilton Sanders LLP at (609) 951-4164 with any questions you may have. In addition, please notify Mr. Readlinger when this request for acceleration has been granted.

Very truly yours,

Peoples Financial Services Corp.

By:	/s/ Craig W. Best
Name:	Craig W. Best
Title:	Chief Executive Officer

cc: Donald R. Readlinger, Esq.